EXHIBIT 3.3

CERTIFICATE OF DESIGNATIONS

OF

NEOSE TECHNOLOGIES, INC.

Pursuant to Section 151(g) of
the Delaware General Corporation Law

                    1. Neose Technologies, Inc., a Delaware corporation (the “Corporation”), is authorized to issue two classes of shares known as Common Stock and Preferred Stock.

                    2. The Board of Directors of the Corporation is authorized by the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”) to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

                    3. The Restated Certificate does not set forth any such designation, powers, preferences, and rights of any shares or series of the Preferred Stock.

                    4. Attached as Exhibit A and incorporated herein is a copy of the resolution adopted on the 17th day of September, 1997, by the Board of Directors of the Corporation establishing and designating the Series A Junior Participating Preferred Shares as a series of the Preferred Stock.

                    5. The number of shares constituting the Series A Junior Participating Preferred Shares shall be 300,000.

                    IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be duly adopted in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware and the Restated Certificate and to be executed in its corporate name on the 26th day of September, 1997.

NEOSE TECHNOLOGIES, INC.

By:	/s/ STEPHEN A. ROTH

Stephen A. Roth
Chairman and Chief Executive Officer